ARTICLE THREE, Section 3.05(a) of the Amended and Restated Bylaws is amended (with the language identified by underlining below) and restated as follows:

“3.05. (a) Quorum of and Action by Shareholders. The presence, in person or by proxy, of shareholders entitled to cast at least a majority of the votes which all of shareholders are entitled to cast on a particular matter to be acted upon at a meeting (after giving effect to Article FIFTEENTH or any successor “excess shares” provision, in the Articles of Incorporation of the Corporation), shall constitute a quorum for the purpose of consideration and action on the matter. If a proxy casts a vote on behalf of a shareholder on any issue other than a procedural motion considered at a meeting of shareholders, the shareholder shall be deemed to be present during the entire meeting for purposes of determining whether a quorum is present for consideration of any other issue. If a quorum is present, except in the election of Directors, the affirmative vote of a majority of all votes cast at the meeting shall be the act of the shareholders, unless the vote of a greater or lesser number or the voting by classes is required by these Bylaws, the Articles of Incorporation of the Corporation, the Pennsylvania Business Corporation Law of 1988, as amended (“BCL”) or other applicable law. With respect to the election of Directors, if a quorum is present, the vote required for a nominee to be elected as a Director shall be as provided in Article EIGHTEENTH of the Articles of Incorporation.”